Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 28, 2017

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encana Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 27, 2017

File No. 001-15226

Dear Mr. Schwall:

On behalf of our client, Encana Corporation (the “Company”), reference is made to your letter dated September 14, 2017 regarding the Company’s Form 10-K for fiscal year ended December 31, 2016 (the “Form 10-K”). Set forth below are the Company’s responses to your comments and requests for information in that letter. For ease of reference, the exact text of the comment or request for information in your letter has been included in italicized type preceding the response.

Form 10-K for Fiscal Year Ended December 31, 2016

Business and Properties, page 6

Proved Undeveloped Reserves, page 18

1.

We note your disclosure stating “there were no material proved undeveloped reserves that had remained undeveloped for five years or more after disclosure as proved undeveloped reserves.” Please refer to the guidance associated with Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), and tell us the specific circumstances that you believe justify the continued disclosure of these proved undeveloped reserves as proved reserves. Please include in your analysis any wells which have been drilled but remain uncompleted where the related undeveloped reserves will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves.

For fiscal year ended December 31, 2016, the Company disclosed proved reserves of 6.2 MMBOE for eight undeveloped locations that were expected to remain undeveloped for more than five years after their initial disclosure. These volumes represented 0.8% of the Company’s total proved reserves for fiscal year ended December 31, 2016. The Company does not have any wells in its proved undeveloped reserves which have been drilled but will remain uncompleted where the related undeveloped reserves will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves.

For fiscal year ended December 31, 2017, the Company does not anticipate having any undeveloped reserves that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves. To the extent there are any undeveloped reserves which are not expected to be converted within five years of initial booking, these will be removed from the Company’s proved undeveloped reserves in accordance with the guidance provided by Question 131.03 in the Securities and Exchange Commission’s (the “Commission”) Compliance and Disclosure Interpretations.

2.	You disclose that you converted 29.7 MMboe of proved undeveloped reserves to developed status during 2016, equating to approximately 11% of the total prior year-end proved undeveloped reserves. In comparison, you disclose 341 MMBoe in total proved undeveloped reserves to be converted to developed status over the next five years. Given that this rate of development, if sustained, would not be sufficient to develop your reserves over the next five years, disclose the reasons for the limited progress made during 2016 and explain whether, and to what extent and in what manner, your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

The conversion of approximately 11% of total year ended December 31, 2015 proved undeveloped reserves to developed status during 2016 was impacted by acquisitions and divestitures during the year, along with the Company’s continued transition from a natural gas weighted portfolio to a balanced portfolio of oil and natural gas. Specifically, the Company divested assets in 2016 with a combined proved undeveloped reserves opening balance of 41.2 MMBOE. Removing this volume from the opening balance would have resulted in the conversion of approximately 13.4% of proved undeveloped reserves to developed status. Also, as a result of the Company’s portfolio transition to a more balanced commodity mix, including through exploration and development of liquids-rich natural gas on its existing land base and acquisitions of acreage in oil plays, previously booked proved undeveloped locations were removed from the development plan and replaced with other higher return proved undeveloped locations. Further, development capital was spent in 2016 to add 57.1 MMBOE of proved developed extensions and discoveries for drilling locations that were not booked as proved undeveloped reserves for the fiscal year ended December 31, 2015.

For year to date 2017, the Company has converted approximately 14% (or 47.5 MMBOE) of its fiscal year ended December 31, 2016 proved undeveloped reserves closing balance to developed status. For the fiscal year ended December 31, 2017, the Company anticipates its conversion rate of proved undeveloped reserves to developed status will exceed 20%, primarily as a result of increased investment of development capital to develop higher return locations and incremental facilities that are scheduled to come online in 2017. The Company’s five-year development plan anticipates higher planned investment of development capital as compared to 2016, including approximately $1.6 to $1.8 billion to be spent in 2017 as compared to approximately $1.1 billion spent in 2016, due to the Company’s continued focus on developing higher return locations. In addition, the Company’s development profile for its Montney asset, which as at December 31, 2015 represented approximately 41.5% of the Company’s proved undeveloped reserves, is expected to accelerate through the course of the five-year development plan as a result of incremental facilities that are scheduled to come online in 2017. Specifically, only 7% of Montney proved undeveloped reserves were scheduled to be developed in 2016, with the balance to be developed over the remaining four years. Therefore the Company anticipates that its conversion of the proved undeveloped locations will adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X.

3.	Your explanation of the changes related to revisions of the previous estimates of proved undeveloped reserves appears to identify a single factor, e.g. lower 12-month average trailing prices. Please expand your disclosure to provide an appropriate narrative explanation and the net quantities relating to each individual factor, including offsetting factors, underlying the changes in your proved undeveloped reserves so that the change in net reserves between periods is fully explained. Your disclosure of revisions in the previous estimates of reserves should identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K. This comment also applies to the disclosure on page 127 regarding revisions of the previous estimates of total proved reserves for each of the periods presented pursuant to the requirements under FASB ASC 932-235-50-5.

The Company acknowledges the Staff’s comment and respectfully proposes that in future annual reports on Form 10-K, it will expand its disclosure to provide a narrative explanation so that the change in net proved undeveloped reserves between periods is more fully explained in accordance with Item 1203(b) of Regulation S-K, as illustrated in the disclosure below.

The 80.8 MMBOE aggregate negative revisions of previous estimates of proved undeveloped reserves comprises a negative revision of 23.4 MMBOE due to lower commodity prices and the removal of 78.0 MMBOE of proved undeveloped locations due to changes in the previously adopted development plan, offset by a positive revision of 20.6 MMBOE primarily due to increased well performance.

The removal of 78.0 MMBOE of proved undeveloped locations included 44.8 MMBOE in the Montney primarily because of shifting capital investment from dry gas development to condensate-rich development. Due to the decline of natural gas prices, the relative economics of developing condensate-rich regions within the Montney were improved.

Sales Volumes, Prices and Production Costs, page 19

4.	We note your tabular disclosure of production for the periods shown on page 19; however, it does not appear that you have provided disclosure here or elsewhere of the production for each named field and/or individual geological formation that contains 15% or more of your total proved reserves. Please advise or revise your disclosure to comply with the disclosure requirements set forth in Item 1204(a) of Regulation S-K and the definition of a field provided in Rule 4-10(a)(15) of Regulation S-X.

The Company confirms that in accordance with Item 1204(a) of Regulation S-K, no field (as defined in Rule 4-10(a)(15) of Regulation S-X) contains 15% or more of the Company’s proved reserves for fiscal year ended December 31, 2016. In response to the Staff’s comment, the Company respectfully proposes that in future annual reports on Form 10-K, the Company will either affirmatively state that no such field contains 15% or more of its total proved reserves or, if any field does contain 15% or more of the Company’s proved reserves, it will provide annual production volumes for each of the last three fiscal years by final product sold for each such field in accordance with Item 1204(a) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Non-GAAP Measures, page 71

5.	We note you present a non-GAAP measure titled Corporate Margin, defined as Non-GAAP Cash Flow per BOE of production. Tell us why you believe the title of Corporate Margin is not confusingly similar to a GAAP financial measure titled gross or profit margin. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

The Company acknowledges Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. The Company respectfully submits that it has described Corporate Margin on pages 42 and 71 of the Form 10-K by clearly labelling it as a non-GAAP measure and by illustrating its computation. The Company believes that the title of Corporate Margin is not commonly used and is not a standardized measure and therefore would not be viewed as a substitute or confused with a GAAP measure. In addition, gross margin or profit margin is a financial measure that reflects a company’s profit remaining from revenues after deducting its cost of goods sold. The Company’s calculation of Corporate Margin is significantly different from and would not be confused with the defined GAAP financial measure of gross margin or profit margin, as it reflects Non-GAAP Cash Flow per BOE of production.

Consolidated Statement of Earnings, page 78

6.	We note from disclosure in footnote 1 that the revenue line item titled Other includes sublease rentals and interest income. Tell us how you considered whether these items are more akin to operating versus non-operating income. Refer to Item 5-03(b)(7) of Regulation S-X.

The Company has considered Item 5-03(b)(7) of Regulation S-X, which stipulates, among other things, that interest on securities and miscellaneous other income be included as a component of non-operating income presented separately on the face of the income statement or disclosed in a note to the financial statements.

With regard to the Staff’s comment that Other revenues (as stated on page 79 of the Form 10-K) include interest income, the Company acknowledges interest income must be included as a component of non-operating income. As at December 31, 2016, interest income generated from holding cash and cash equivalents was approximately $3 million and was determined to be not material. However, the Company advises that for its Form 10-Q for the period ended June 30, 2017, filed with the Commission on July 25, 2017, interest income generated from holding cash and cash equivalents has been included as a component of non-operating income and presented in the line item titled “Other (gains) losses, net”. As interest income that was included in Other revenue in prior and comparative periods was not considered material, the presentation of those prior and comparative periods have not been revised or restated. The Company acknowledges that in future annual reports on Form 10-K, it will disclose the amount of interest income earned in the notes to the financial statements if material.

With regard to the Staff’s comment that Other revenues includes sublease rental income, the Company believes this revenue is appropriately included in operating income. The Company’s sublease rental income is generated from its arrangement with a third-party, whereby the Company subleases approximately 48% of its office building to a joint tenant as disclosed in Note 14 to the Consolidated Financial Statements in the Form 10-K. Sublease rental expenses and operating costs associated with the office building are included within operating expenses on the Consolidated Statement of Earnings. Accordingly, the Company believes the sublease rental income and associated costs should be presented together within operating income. Further, the Company has considered the guidance in Item 5-03(b) of Regulation S-X, whereby income derived from sales of products, services, rentals or other revenue may be combined with each other provided that each of the aforementioned classes of revenue do not constitute more than 10% of the sum of the classes. In each of the three years ended December 31, 2016, as presented in the Form 10-K, the sublease rental income included in Other revenues comprises 2% or less of each year’s respective total revenues. Therefore, the Company respectfully submits that its disclosure regarding sublease rentals is appropriate.

Note 27. Supplementary Oil and Gas Information (unaudited), page 125

Proved Oil and Gas Reserves, page 125

7.	We note the changes in the net quantities of proved reserves include the combination of Revisions of previous estimates and Improved recoveries in one line. Tell us how you considered the guidance in FASB ASC 932-235-50-5, which requires that changes resulting from these two factors be shown separately.

FASB ASC 932-235-50-5 states that Improved Recovery disclosure requires “Changes in reserve estimates resulting from application of improved recovery techniques shall be shown separately, if significant. If not significant, such changes shall be included in revisions of previous estimates.” On page 126 of the Form 10-K, the Company’s disclosure of “Revisions and Improved Recovery” volumes are entirely related to revisions of previous estimates with no changes in volumes attributable to improved recovery. Accordingly, the Company has included the improved recovery category together with revisions of previous estimates in accordance with FASB ASC 932 guidance.

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves, page 127

8.	Clarify for us why you estimate $0 for future income taxes for the 2016 and 2015 periods.

For the years ended December 31, 2016 and 2015, the Company’s tax attributes for each jurisdiction, including future tax deductions associated with the unamortized tax basis and tax loss carryforwards related to oil and gas activities, exceeded the future pretax net cash flows generated from proved oil and gas reserves using the standardized measure of discounted future net cash flows. The Company has therefore estimated $0 for future income taxes for the years ended December 31, 2016 and 2015.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 128

9.	We note the combination of “Previously estimated development costs incurred” net of “change in future development costs.” If the combined amounts reflect material, offsetting changes, expand your presentation to separately quantify each change or otherwise tell us how you considered the guidance in FASB ASC 932-235-50-35.

The Company acknowledges the Staff’s comment and respectfully proposes that in future annual reports on Form 10-K, the Company will separate the presentation of these line items, as illustrated in the revised table below.

	Canada			United States
	2016	2015	2014	2016	2015	2014
Balance, beginning of year	$637	$4,476	$4,659	$1,427	$7,081	$4,158
Changes resulting from:
Sales of oil and gas produced during the year	(294)	(969)	(2,120)	(1,011)	(1,250)	(1,746)
Discoveries and extensions, net of related costs	212	109	827	269	504	1,429
Purchases of proved reserves in place	–	–	9	47	–	3,052
Sales and transfers of proved reserves in place	(71)	(674)	(1,320)	(220)	(1,604)	(1,902)
Net change in prices and production costs	(1)	(3,094)	1,777	302	(3,266)	2,567
Revisions to quantity estimates	(124)	(1,355)	314	39	(2,183)	(616)
Accretion of discount	64	565	515	143	834	503
Previously estimated development costs incurred	403	(187)	523	566	309	590
Change in future development costs	(386)	622	9	(320)	(46)	(593)
Other	1	(32)	(36)	5	(210)	24
Net change in income taxes	–	1,176	(681)	–	1,258	(385)
Balance, end of year	$441	$637	$4,476	$1,247	$1,427	$7,081

	Total
	2016	2015	2014
Balance, beginning of year	$2,064	$11,557	$8,817
Changes resulting from:
Sales of oil and gas produced during the year	(1,305)	(2,219)	(3,866)
Discoveries and extensions, net of related costs	481	613	2,256
Purchases of proved reserves in place	47	—	3,061
Sales and transfers of proved reserves in place	(291)	(2,278)	(3,222)
Net change in prices and production costs	301	(6,360)	4,344
Revisions to quantity estimates	(85)	(3,538)	(302)
Accretion of discount	207	1,399	1,018
Previously estimated development costs incurred	969	122	1,113
Change in future development costs	(706)	576	(584)
Other	6	(242)	(12)
Net change in income taxes	—	2,434	(1,066)
Balance, end of year	$1,688	$2,064	$11,557

Costs Not Subject to Depletion or Amortization, page 131

10.	Please expand your disclosure under this heading to address Rule 4-10(c)(7) of Regulation S-X, which requires a description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation.

The Company acknowledges the Staff’s comment and respectfully proposes that in future annual reports on Form 10-K, as appropriate, the Company will provide disclosure on the current status of significant properties, as well as anticipated timing of the inclusion of these costs, in its amortization computation. To illustrate the presentation the Company proposes for future annual reports on Form 10-K, the Company notes the following with respect to the Form 10-K.

Included in the $5.2 billion of oil and gas properties not subject to depletion or amortization are approximately $4.6 billion of acquired leasehold and mineral costs in the Permian related to the Company’s acquisition of Athlon Energy Inc. in 2014. These acquisition costs are associated with acquired acreage for which proved reserves have yet to be assigned from future development. The Company continually assesses the development timeline of the acquired acreage. The timing and amount of the transfer of property acquisition costs into the amortization base are based on several factors and may be subject to changes over time, including as a result of drilling plans, drilling results, availability of capital, project economics and other assessments of the property. The inclusion of these acquisition costs in the amortization base is expected to occur within 8 to 12 years. The remaining costs excluded from amortization are related to properties which are not individually significant.

Exhibit 99.2

11.	The reserves report relating to the audit of properties located in the United States, filed as Exhibit 99.2, states “Encana’s estimates of future revenue do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.” Please tell us if the costs associated with the abandonment of your proved properties, including the costs related to the proved undeveloped locations included in the reserves report, have been omitted as part of the development costs used in the calculation of the standardized measure presented on page 128. If such costs have been omitted, please tell us why a revision in the calculation of the standardized measure is not necessary. In this regard, we note that the disclosure in the reserves report relating to the audit of properties located in Canada, filed as Exhibit 99.3, indicates that such costs are included. Thus, there appears to be an inconsistency in the basis relating to the calculation of the standardized measure.

Costs associated with the abandonment of the Company’s proved properties, including the costs related to the proved undeveloped locations included in the Company’s reserves report, have been included as part of the development costs used in the calculation of the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, as stated in Note 27 to the Company’s audited annual financial statements in the Form 10-K. Abandonment and reclamation costs were included for all reserve entities in the evaluation prepared for the Form 10-K. For producing wells relating to U.S. properties, abandonment and reclamation costs are removed and replaced, at the corporate level, by the asset retirement obligation (as stated in Note 27 to the Company’s audited annual financial statements in the Form 10-K) in order to align with the approach taken for the Company’s Canadian properties. This replacement does not impact reserves volumes and does not result in a material difference in the abandonment and reclamation estimates.

To respond to the Staff’s comment, and clarify the reserve reports relating to its U.S. and Canadian properties, the Company has confirmed with its independent qualified reserves auditor of its U.S. properties, Netherland, Sewell & Associates, Inc., that future reserves reports will clarify that abandonment estimates are included in the Company’s calculation of the standardized measure.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3078.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley

cc:	Jennifer O’Brien, Securities and Exchange Commission

Kimberly L. Calder, Securities and Exchange Commission

John Hodgin, Securities and Exchange Commission

Sherri A. Brillon, Encana Corporation